RECEIVED

2007 AUG -1 P 12: 26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Regi: 07025722
Virgin...
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

082-03470

27th July, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Board of Directors

We write to advise that the Board of Directors of the Company at the meeting held in the afternoon on 27th July, 2007, appointed:

(i) Mr. A. Baijal, IAS (Retd.), as an Additional Director of the Company, representing the Specified Undertaking of the Unit Trust of India (SUUTI),

(ii) Mr. D. K. Mehrotra, Managing Director - Life Insurance Corporation of India (LIC) as an Additional Director of the Company, representing LIC,

(iii) Dr. R. K. Kaul, General Manager – National Insurance Company Limited, as an Additional Director of the Company, representing General Insurers' (Public Sector) Association of India,

(iv) Mr. P. B. Ramanujam, as an Additional Non-Executive Independent Director of the Company, and

(v) Mr. S. B. Mathur, as an Additional Non-Executive Independent Director of the Company.

PROCESSED
AUG 08 2007
THOMSON
FINANCIAL

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

RECEIVED

2007 AUG -1 P 12:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

27th July, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the Quarter ended 30th June, 2007

Further to our letter dated 27th July, 2007 forwarding the Unaudited Financial Results of the Company for the Quarter ended 30th June, 2007, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

ANNOUNCEMENT

From: Nazeeb Arif
Vice President – Corp. Communications

Financial Results for the quarter ended 30th June, 2007

Net Turnover up 16.7%

ITC's **Net Turnover** at Rs.3325 crores posted a strong growth of 16.7% driven by the non-cigarette business, which grew by 18 %. The key growth drivers have been the continued scale up of the Foods business, higher agri business revenues and a healthy performance by the Hotels business.

The Company's **post-tax profit** for the quarter ended 30th June 2007 at Rs. 783 crores recorded a 20% growth while pre-tax profit at Rs. 1129 crores grew by 16.7%. **Earnings Per Share** for the quarter stood at Rs.**2.08**.

FMCG - Others

Branded Packaged Foods

The Company's Branded Packaged Foods business continued to expand rapidly with sales growing 66% over last year.

The '**Bingo!**' range of potato chips and finger snack foods, which was launched end of March 07, has met with an encouraging response in the market. The launch of Bingo! is reflective of the Company's strategy of introducing well-researched, innovative and unique products in an exciting and fast growing category. The product range comprising of 16 distinct flavours and differentiated shapes has been specifically developed to suit the Indian palate. The business is gearing up its manufacturing capacity to meet higher levels of demand.

The '**Sunfeast**' range of biscuits continued its stride forward with extension into target markets during the quarter. Product mix witnessed further improvement on the back of enhanced sales of value added products like Creams and Cookies. Production capacities are being located to maximise logistical efficiencies in the value chain. The excise relief accorded in the budget to low and mid priced biscuits, consistent with the government's stated intention of promoting the processed food industry, has given a fillip to the sector. It is hoped that the government would consider the industry's representation favourably and extend the relief to the entire category.

In the Staples category, **'Aashirvaad Atta'** continued to build on its leadership position amongst the branded players with volume increasing month on month. Sales of 'Aashirvaad Select', a premium offering is gaining critical volumes in target markets. The product range of the branded spices business under the 'Aashirvaad' brand was further enhanced with the launch of value added blended products.

The Confectionary category recorded robust sales with growth of 58% during the period. Sales volumes of hard boiled candies doubled aided by variants such as **'Natkhat Mango'** and **'Maha Mango'**. Product range was further expanded with the launch of **'Mint-O Fresh Cool Green'** and **'Candyman Mango Licks'.**

Lifestyle Retailing

Market standing of the Lifestyle Retailing business stood further enhanced with sales growing by an impressive 31% during the quarter. The business continued to increase its retail footprint with the addition of 4 new stores in strategically located malls. The premium segment, comprising of the **'Classic'** range of formal wear, **'Wills Sport'** relaxed wear and **'Wills Clublife'** evening wear has already established its appeal to the highly fashion conscious discerning consumers with 'Wills Lifestyle' being voted as one of the widely recognized fashion brands in the country.

In the popular segment, the **'John Players'** brand posted notable gains with sales growing by 40% over last year. Distribution reach was further strengthened through the expansion of the 'exclusive brand outlet' network and increased presence in key 'multi-brand outlets'.

The Quarter also marked the launch of **"Miss Players"**, a trendy fashion wear for the spirited young Indian woman, positioned to make a lively and playful statement. This complete range complemented by a whole set of accessories has been specially designed for the young Indian female. Extensive research has driven the 'fits' profile to provide a great combination of comfort and fashion.

The business continued to actively pursue opportunities in the **Exports** arena establishing long-term partnerships with high potential customers. The business has enhanced manufacturing capacities to take full advantage of the emerging growth opportunities.

Home & Personal Care

'Essenza Di Wills', an exclusive line of prestige fragrance and bath and body care products has been extended beyond 'Wills Lifestyle' to modern retail and other select outlets. The range continues to receive encouraging response from high-end quality conscious consumers.

Greeting, Gifting & Stationery Business

The Stationery business continued to strike an impressive growth path with sales increasing by 62% over last year. Whilst the premium range under the **'Paperkraft'** brand has been positioned as a designer stationery product for the discerning executive and college goer, the mid market range **'Classmate'** is the most widely distributed notebook brand across the country. It has established itself as the quality leader in a short span of time by clearly addressing the needs of the school going children. Its range builds in regional preferences and caters to the requirements of All India & State Education Boards. The business is in the process of scaling up its mass-market range under the brand name **'Saathi'**. In line with its **'Citizen First'** philosophy, the Company continues to contribute Re.1 for every notebook sold to its social responsibility initiatives.

Though the Greeting Cards segment continued to be impacted by multiple modes of messaging services, the **'Expressions'** brand sustained its leadership status in multi-brand outlets across the country. The market coverage is being consolidated to optimise servicing costs.

Safety Matches & Incense Sticks

In the Safety Matches business, quality research and developmental inputs coupled with the synergy benefits arising from the acquisition of WIMCO Ltd. by Russell Credit Ltd., (a wholly owned subsidiary of the Company), have ensured that the business continues to enjoy product leadership. The Company has built an extensive supply chain by partnering capable SSI units and assisting them to enhance their process and quality standards. The business launched product variants such as **AIM Mega** and **Aim Metro** in select markets, providing greater benefits and value to the consumer.

Market standing of the Company's **'Mangaldeep'** brand of incense sticks (agarbattis) was further enhanced during the quarter with sales increasing by nearly 29% over last year. The business strengthened its collaboration with various NGOs to provide vocational opportunities to rural youth and economically disadvantaged women in keeping with the Company's commitment to the 'triple bottom line'.

FMCG-Cigarettes

The Company's unrelenting focus on providing its consumers world-class quality products has enabled it to cement its leadership position in the industry. The business continues to deliver superior value to consumers through innovative packaging, fine blends and use of contemporary technology in state-of-the-art production facilities.

The cause for concern, however, remains the severe taxation and regulatory milieu for cigarettes in India. During the quarter, VAT on cigarettes at the rate of 12.5% became effective in most States. In the State of UP, a trade tax of 33.5% (inclusive of Development Cess) was levied on cigarettes. These imposts were in addition to the increase in excise duties on cigarettes in excess of 6% in the Union Budget 2007. Such high rates of taxation

on cigarettes will only drive consumers to switch to cheaper forms of tobacco, resulting in lower revenue collections from the sector.

The proposed requirement to print pictorial health warnings on tobacco product packs under the 'Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003' (COTPA) will further constrain the industry. While these provisions of COTPA were notified to be effective from 1st June 2007 the implementation has been deferred to enable a Committee of Ministers to examine the issues arising from these provisions and make suitable recommendations to the Government.

Hotels

The Hotels business maintained its upward momentum during the quarter with Segment Revenues growing by 11% to touch Rs.221 crores, driven by improved REVPAR (revenue per available room) at most properties and superior food & beverage performance.

Consequent to an exclusive tie up with its partner Starwood, seven of ITC's first-class properties have been up-scaled and re-branded as the premium Luxury Collection with effect from 15th May 2007. It will offer discerning global travelers a unique experience that carries the true essence and warmth of Indian hospitality. This association is reflective of ITC's leadership in the premium segment and positions it as one of the finest hotel chains in the world.

The business made steady progress as per project timeline in the construction of its new super-deluxe luxury hotels at Bangalore and Chennai.

Paperboards, Specialty Paper & Packaging

During the quarter, segment revenues witnessed a slower growth of 5% on account of the planned shutdown of a paperboard machine at Bhadrachalam for its upgradation. The rebuild of the machine is now complete and it is expected that the business will regain its earlier growth trajectory as the machine stabilizes. The Kovai mill improved its operating efficiencies and posted a satisfying performance.

Steady progress is being made in completion of the capacity augmentation projects – a new paper machine and an additional pulp mill, both at Bhadrachalam. The pulp mill, expected to be commissioned in the latter half of this fiscal, will remove the dependency on imported pulp, which has seen an unprecedented run-up in prices and adversely affected margins across the paper and paperboard industry. The paperboard project will augment capacity by appx. 90,000 TPA in 2008/09.

In line with the Company's objective of achieving total self sufficiency in fibre, the business is according high priority to its accelerated fibre programme for high yielding disease resistant clonal saplings developed by its in-house R&D. It would also provide sustenance and livelihood to tribal farmers located in proximity to the paper mill. The business

continues to provide free support and extension services for land development, planting of saplingsand plantation maintenance.

In Packaging and Printing, investments towards capacity augmentation at the Chennai unit have gone on stream to meet the enhanced value added requirements of the cigarettes business. Similarly, the flexibles and carton lines have been commissioned satisfactorily at Uttarakhand to cater to the distinctive and innovative packaging requirements of the Foods business and other external customers.

Agri business

Agribusiness revenues grew by a robust 27% driven primarily by increased exports of leaf tobacco, higher levels of soya trade and enhanced wheat sales to the Company's branded packaged foods business.

The pioneering eChoupal model found mention by the President of India in his special address during the National Symposium to Commemorate the 60th year of Independence. He commended this unique IT enabled platform, which is a multi-business two way channel designed to trigger a virtuous cycle of higher efficiencies and higher incomes thereby enlarging the capacity of the farmer to re-invest and became more productive.

On the sourcing front, the e-choupal network continued to contribute towards strengthening the Company's branded packaged foods business through access to high quality, identity preserved wheat at competitive prices. The network is also being scaled up for securing supply of quality chip grade potato for its Salty Snacks business. The rural distribution throughput posted robust growth during the quarter driven by sale of vehicles, FMCG products and agri inputs. The business also made significant progress on the rural retail front with the launch of 3 more **'Choupal Saagars'** during the quarter. Eighteen 'Choupal Saagars' are now operational in the 3 states of Madhya Pradesh, Maharashtra and Uttar Pradesh, while 8 more are in an advanced stage of construction. These 'Choupal Saagars', in synergistic combination with the e-choupal network would serve as the core infrastructure to support ITC's rural distribution strategy.

Cigarette leaf tobacco exports continued to be buoyant during the quarter, supported by new business development initiatives and the strategy of providing customised product and service offerings to key customers. The business completed the upgradation of its green leaf threshing plant at Anaparti, Andhra Pradesh, realising gains in throughput.

Contribution to Sustainable Development

In pursuit of its abiding commitment to create stakeholder value through service to society, the Company made steady progress during the quarter in its social and environmental initiatives.

The Company continued to intensify its footprint in the social sector by expanding to newer districts during the year. It continued to focus on the three main areas of interventions under **'Mission Sunehra Kal'**: (a) natural resource management, which includes wasteland, watershed and agriculture development; (b) sustainable livelihoods, comprising genetic improvement in livestock and women's economic empowerment; and (c) community

development, with focus on primary education and health and sanitation. The Company currently runs 61 social development projects in 44 districts spread over the states of Kerala, Andhra Pradesh, Karnataka, Tamil Nadu, Maharashtra, Madhya Pradesh, Uttar Pradesh, Rajasthan, Orissa, West Bengal and Bihar.

The Company's unique initiative of wasteland development through its Farm and Social Forestry Programmes was scaled up further with the addition of 2,076 hectares during the quarter, taking the total area under coverage to 67,076 hectares providing approximately 29 million person days of employment among the disadvantaged. The Company's Social Forestry Programme has so far promoted plantations covering 9,425 hectares in 380 villages reaching out to more than 11,000 poor households. Not only have their earnings per acre improved significantly, most beneficiaries have also ensured that their contribution to the Village Development Fund continues apace. Their own incomes have been invested wisely into productive assets to ensure a long-term virtuous cycle of development.

The soil & moisture conservation programme, designed to assist farmers in identified moistures-stressed districts continued to expand its coverage during the quarter. To date, about 1,630 water-harvesting structures provide critical irrigation to about 14,999 hectares. In all, the watershed development programme today covers 27,953 hectares.

In continuation of its policy of providing an integrated solution for promoting a sustainable water management regime, the Company lays equal emphasis on ensuring efficient usage of water through interventions aimed at improving farm productivity, promoting group irrigation projects and demonstrating the use of sprinkler sets. Sustainable agricultural practices have been supported with the promotion so far of more than 4,500 organic fertiliser units through vermi-composting and NADEP technologies.

The sustainable livelihoods initiative of the Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, the programme for genetic improvements of cattle through artificial insemination to produce high-yielding crossbred progenies has been given special emphasis because it reaches out to the most impoverished and has the potential to pull them out of poverty. Ninety Five cattle development centres already cover more than 1,900 villages. To date, these centres have provided integrated animal husbandry services to more than 1 lakh milch animals. The initiative for the economic empowerment of women also continued apace: to date, 10,232 women have been organised under 801 self-help groups (SHG) with total savings of Rs 53.40 lakhs. Nearly 6,000 women have been gainfully employed either through micro-enterprises or as self-employed though income generation loans.

The Board of Directors, at its meeting in Kolkata on 27th July, 2007, approved the financial results for the quarter ended 30th June 2007, which are enclosed.

Date : 27th July, 2007

END